Exhibit 99.3

Sanofi-aventis and the Salk Institute

establish regenerative medicine

research alliance

Paris, France—February 24, 2009—Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) announced today the signature of a memorandum of understanding laying the foundation for a strategic alliance with the Salk Institute for Biological Studies (La Jolla, California, USA).

“We are delighted to have the opportunity to work with sanofi-aventis to support our researchers and promote scientific exchange with an ultimate goal of improving human health,” stated Dr. Marsha Chandler, Executive Vice President of the Salk Institute.

Designed as a close research collaboration, the “Sanofi-aventis Regenerative Medicine Program” at the Salk Institute will support the Institute’s stem cell facility, for up to five years, and provide flexible financial support to individual scientists to accelerate innovative research projects in public health. Further, it will complement the Salk Institute’s efforts to promote scientific discoveries that have an important impact on the understanding of human health.

“This strategic alliance will significantly enrich our research activities in the field of regenerative medicine and will give us the opportunity to apply the discoveries to potential new diagnostics or therapies for human diseases,” underlined Dr. Marc Cluzel, Senior Vice President, Research & Development, sanofi-aventis.

About the Salk Institute for Biological Studies

The Salk Institute for Biological Studies in La Jolla, California, is an independent non-profit organization dedicated to fundamental discoveries in the life sciences, the improvement of human health and the training of future generations of researchers. Jonas Salk, M.D., whose polio vaccine all but eradicated the crippling disease poliomyelitis in 1955, opened the Institute in 1965 with a gift of land from the City of San Diego and the financial support of the March of Dimes.

For more information, please connect to: www.salk.edu/faculty/technology_transfer.html.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2007. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

MEDIA CONTACT :

Sylvie Gabriel – R&D Communication

Tel: 33 (0)6.07.95.91.52

Email: sylvie.gabriel@sanofi-aventis.com